

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 9, 2014

<u>Via E-mail</u>
Mr. Javan Khazali, President
New Western Energy Corporation
1140 Spectrum
Irvine, CA 92618

Re: New Western Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2013
Filed April 14, 2014
File No. 000-54343

Dear Mr. Khazali:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2013</u>

<u>Description of Business, page 2</u>

1.   We note your disclosure on page 9 stating that you do not have any estimated proved reserves and have therefore classified your leases as unproved properties. However, you also provide an estimate of total "net unproved developed reserves" without indicating an appropriate reserve category or providing all of the related disclosures. Please adhere to the requirements set forth in Subpart 229.1200 of Regulation S-K, also the reserve definitions in Rule 4-10(a) of Regulation S-X, and our Compliance and Disclosure Interpretations of the Oil and Gas Rules at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Executive Compensation, page 32

2.   Please file your January 2014 employment agreement with Mr. Khazali as an exhibit to your report. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Exhibits

3.   Please conform the language in the first sentence of paragraph 4 of your certifications, as appears in Exhibits 31.1 and 31.2 in your annual and subsequent interim reports, to the guidance in Item 601(b)(31) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments related to the financial statements and engineering matters, and Parhaum Hamidi, Staff Attorney, at (202) 551-3421 if you have questions regarding comments related to legal matters. Please contact me at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        A.N. Parker

                                        Anne N. Parker
                                        Branch Chief